EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements and financial statement schedule of Angelica Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the presentation of discontinued operations in the statements of cash flows) and management’s report on the effectiveness of internal control over financial reporting dated April 13, 2006, appearing in the Annual Report on Form 10-K of Angelica Corporation for the year ended January 28, 2006.

/s/ Deloitte and Touche LLP
Deloitte and Touche LLP
St. Louis, MO
May 5, 2006